United States securities and exchange commission logo





                          April 10, 2023

       Eric Easom
       President and Chief Executive Officer
       AN2 Therapeutics, Inc.
       1800 El Camino Real, Suite D
       Menlo Park, CA 94027

                                                        Re: AN2 Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 6, 2023
                                                            File No. 333-271174

       Dear Eric Easom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anitha Anne